Exhibit 99.3

January 19, 2023

Mr. Allan Dennison
Chairman of the Board
AmeriServ Financial, Inc.
216 Franklin Street
Johnstown, PA 15901

Via email

Allan,

Reference is made to your letter dated January 19, 2023. I am afraid there has been a serious misunderstanding: we never had any intention in participating in any “refreshment process” conducted by the current board of directors (the “Legacy Board”) of AmeriServ Financial, Inc. (“ASRV” or the “Corporation”). Based on the decades of underperformance relative to peers that has been overseen by the Legacy Board, we have no confidence that the Legacy Board is capable of identifying or selecting potential directors who might advance the interests of ASRV shareholders rather than preserve a status quo that, despite ample opportunity, has done nothing to increase shareholder value.

I am a little unsure where any misunderstanding is coming from: in our conversations, I have been very clear that we intend to make our case for change directly to ASRV shareholders. Indeed, I also encouraged you and Jeffery Stopko to make whatever might possibly be the case for more of the same directly to ASRV shareholders as well. Based on the below chart, which shows the closing price for ASRV’s common stock since 1985, the earliest point at which such data is available on Bloomberg, I am not really sure what the Legacy Board’s proposition is for ASRV shareholders, since the trading price for ASRV’s common stock is approximately the same today as it was in 1985.

Let’s be clear about one thing, you and the rest of the Legacy Board are not the Corporation and have no special claim as to understanding what is in the best interests of ASRV’s “shareholders, customers, employees and communities.” Never in any of our conversations have you or Mr. Stopko indicated that any change in the direction of ASRV is contemplated—all that is on offer is more stagnation. I believe that all the constituencies you reference would benefit from a change in the composition of AmeriServ’s board of directors—or really anything—that offers the possibility of a more vibrant future for ASRV and I am confident that a majority of ASRV shareholders feel the same way, which is why we never had any interest in allowing the Legacy Board to sit in judgement over the highly qualified individuals that we have nominated for election to director and thereby restrict the ability of ASRV shareholders to elect directors of their choosing.

Very truly yours,

/s/ J. Abbott R. Cooper